FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

February 12, 2018

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: February 12, 2018	By:	/s/ Joseph Tung
	Name:	Joseph Tung
	Title:	Chief Financial Officer

Below is the English version of our TWSE MOPS filing on February 12, 2018

SEQ_NO: 3

Date of announcement: 2018/02/12

Time of announcement: 17:42:58

Subject: ASE's Board meeting has determined the record date for ASE and SPIL to incorporate ASE Industrial Holding Co., Ltd. through statutory share exchange

Date of events: 2018/02/12

To which item it meets: paragraph 51

Statement:

1.	Date of occurrence of the event:2018/02/12

2.	Company name:Advanced Semiconductor Engineering, Inc.

3.	Relationship to the Company (please enter ”head office” or ”subsidiaries”):head office

4.	Reciprocal shareholding ratios:N/A

5.	Cause of occurrence:

(1)	ASE's extraordinary general meeting of shareholders has approved the joint share exchange between ASE and Siliconware Precision Industries Co., Ltd. (”SPIL”) to form the ASE Industrial Holding Co., Ltd. (”HoldCo”) by means of a statutory share exchange, and HoldCo will acquire all issued shares of ASE and SPIL. Upon the completion of the share exchange, ASE and SPIL will become wholly owned subsidiaries of HoldCo and be delisted from the Taiwan Stock Exchange concurrently.

(2)	The tentative schedule for the share exchange is set forth below:

a.	The last trading date of ASE's common shares: April 17, 2018

b.	The first date that ASE's common shares cease to trade: April 18, 2018

c.	The last date before book closure: April 19, 2018

d.	The book closure period: from April 20, 2018 to April 30, 2018

e.	The record date of the share exchange: April 30, 2018

f.	The delisting date of ASE's common shares: April 30, 2018

g.	The first trading date of HoldCo's common shares: April 30, 2018

(3)	In case there is any occurence of force majeure event, request of competent authority or occurence of any other events that cause a necessary change pursuant to the joint share exchange agreement, the Board authorizes the chairman of ASE to change the relevant schedule or record date and take any necessary actions depending on the actual situation.

6.	Countermeasures:N/A

7.	Any other matters that need to be specified:N/A